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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934



                               Radyne Corporation
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                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)

                                   750611402
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                                 (CUSIP Number)

                               James M. Chadwick
                        Chadwick Capital Management, LLC
                              4510 Executive Drive
                                   Suite 200
                          San Diego, California 92121
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                January 24, 2008
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are being sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  750611402
===============================================================================
         NAME OF REPORTING PERSON
1        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Monarch Activist Partners LP
===============================================================================
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)[X]
2                                                                        (b)[ ]

===============================================================================
         SEC USE ONLY
3

===============================================================================
         SOURCE OF FUNDS (See Instructions)
4        N/A

===============================================================================
         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
5        TO ITEMS 2(d) or 2(e)                                              [ ]

===============================================================================
         CITIZENSHIP OR PLACE OF ORGANIZATION
6        Delaware

===============================================================================
                           SOLE VOTING POWER
                     7     N/A*

 NUMBER OF           ==========================================================
   SHARES                  SHARED VOTING POWER
BENEFICIALLY         8     N/A*
  OWNED BY
    EACH             ==========================================================
  REPORTING                SOLE DISPOSITIVE POWER
   PERSON            9     N/A*
    WITH
                     ==========================================================
                           SHARED DISPOSITIVE POWER
                     10    N/A*

===============================================================================
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11       N/A*

===============================================================================
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
12       SHARES                                                             [ ]

===============================================================================
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13       <5%

===============================================================================
         TYPE OF REPORTING PERSON
14       OO

===============================================================================

*Reporting Person beneficially owns less than 5% of the outstanding common stock of Issuer.



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CUSIP No.  750611402
===============================================================================
         NAME OF REPORTING PERSON
1        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Chadwick Capital Management LLC
===============================================================================
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)[X]
2                                                                        (b)[ ]

===============================================================================
         SEC USE ONLY
3

===============================================================================
         SOURCE OF FUNDS (See Instructions)
4        N/A

===============================================================================
         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
5        TO ITEMS 2(d) or 2(e)                                              [ ]

===============================================================================
         CITIZENSHIP OR PLACE OF ORGANIZATION
6        Delaware

===============================================================================
                           SOLE VOTING POWER
                     7     N/A*

 NUMBER OF           ==========================================================
   SHARES                  SHARED VOTING POWER
BENEFICIALLY         8     N/A*
  OWNED BY
    EACH             ==========================================================
  REPORTING                SOLE DISPOSITIVE POWER
   PERSON            9     N/A*
    WITH
                     ==========================================================
                           SHARED DISPOSITIVE POWER
                     10    N/A*

===============================================================================
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11       N/A*

===============================================================================
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
12       SHARES                                                             [ ]

===============================================================================
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13       <5%

===============================================================================
         TYPE OF REPORTING PERSON
14       OO

===============================================================================

*Reporting Person beneficially owns less than 5% of the outstanding common stock of Issuer.


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                                SCHEDULE 13D

ITEM 1.           SECURITY AND ISSUER:

            This Schedule 13D relates to the common shares of Radyne Corporation (the "Issuer"). The principal executive offices of the Issuer are located at 3138 East Elwood Street, Phoenix, Arizona 85034.

ITEM 2.           IDENTITY AND BACKGROUND:

            (a) This statement on Schedule 13D is filed by Chadwick Capital Management LLC ("CCM") and Monarch Activist Partners LP ("Monarch"). The managers of CCM are James M. Chadwick and Sohail Malad. CCM is the General Partner of Monarch and has sole voting and dispositive authority over Monarch's accounts.

            (b) The business address for CCM, Monarch, Mr. Chadwick and Mr. Malad is 4510 Executive Drive, Suite 200, San Diego, California 92121.

            (c) CCM's principal business is to provide asset management services to private investment funds. Mr. Chadwick and Mr. Malad manage CCM's business.

            (d)-(e) During the last five years, none of CCM, Mr. Chadwick, Mr. Malad or Monarch has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f) CCM is a limited liability company organized under the laws of the State of Delaware. Mr. Chadwick and Mr. Malad are citizens of the United States of America. Monarch is a limited partnership organized under the laws of the State of Delaware.

ITEM 4.          PURPOSE OF TRANSACTION

            On January 24, 2008 Monarch submitted a letter to the Board of Directors of the Issuer. Monarch's January 24, 2008 letter is appended hereto as Exhibit 1.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

            CCM is the General Partner of Monarch under Monarch's Limited Partnership Agreement. This agreement provides, among other things, the authority to buy, invest in, hold for investment, own, assign, and transfer, sell and otherwise deal in securities on behalf of Monarch. The shares of the Issuer's stock held by Monarch are subject to CCM's management.


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ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS:

         Exhibit Number    Description
         --------------    -----------

                1 Letter dated January 24, 2008, from Sohail Malad, Managing Partner of Monarch
                           Activist Partners LP to the Board of
                           Directors of Radyne Corporation.


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                                   EXHIBIT 1


January 24, 2008


Sent via email
--------------


Board of Directors
Radyne Corp.
3138 East Elwood Street
Phoenix, AZ 85034


Gentlemen:

Monarch Activist Partners (Monarch) is a shareholder of Radyne Corporation and we are writing to express our concerns over the strategic direction of the company and what appears to be a growing gap between the value of the company as a standalone entity versus the value of the enterprise in a sale.

Several of Radyne's largest shareholders have publicly argued that there is significant strategic interest in the company and the stock trades well below transaction value. We have been very disappointed with the company's response to these shareholder concerns and the prevailing attitude seems to be "prove it shareholders" rather than management taking the onus as fiduciaries to conduct a marketing test to determine true value. A process such as this cannot be done in a vacuum of silence by limiting prospective interest only to those whom the company chooses to contact. It would be no different than selling a house without a "for sale" sign or any form of advertising.

We have listened to several earnings calls, engaged in discussions with Radyne senior management, heard the most recent Needham Growth stock conference presentation and are troubled by what we consider management's strategy to grow the company. It has become clear that Mr. Wagner's intention is to build a conglomerate of independently located and independently managed companies that are loosely tied around communication equipment. While perhaps a well-managed, high performing organization like General Electric can succeed at operating distinct businesses managed by well-compensated "Presidents", a company the size of Radyne would be ill advised to build a corporate fiefdom at the expense of its shareholders.

The conglomerate strategy represents a dereliction of management's fiduciary responsibility to practice sound capital allocation principles. We are alarmed that this strategy is being executed in light of the weakness in the core Radyne business. The flagship modem business has lost ground to its chief competitor quarter after quarter. And while Radyne's stock has languished in excess of 20% since Mr. Wagner's arrival, the chief modem competitor, Comtech
(CMTL), has enjoyed share appreciation in excess of 80% during the similar period. While the attention of management should be focused on restoring the foundational business, instead it has carried out the acquisition of AeroAstro, a company that is entirely unrelated to the ground communication value chain.

During Mr. Wagner's tenure we have seen a declining stock price, a failure to grow the core business, and a company whose saving grace has come from the acquired Xicom business. As great of a success Xicom has been for Radyne, it does not reflect nor validate management's success in acquisitions (as evidenced by the difficulties at Tiernan and the unrelated nature of the AeroAstro acquisition). According to CFO Malcolm Persen, the company is significantly undervalued, however that situation is unlikely to change with the status quo. Investors do not place a premium on companies whose management teams are incapable of growing the business organically and instead have to rely on high-risk unrelated acquisitions to deliver results. Additionally, serial acquirers who cannot integrate their companies, carry

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excess facilities, personnel, etc. and in Radyne's case, lack the management depth to effectively manage the entire enterprise typically fail. Conglomerates are difficult to value and usually trade at a discount to the sum of its parts. In this case, it is likely that both the Radyne core modem business and Xicom are more valuable independently than they are combined into one entity.

We strongly encourage the board to immediately hire an investment banker to
                                   ----------------------------------------
explore strategic alternatives including the potential sale of the company. At
--------------------------------------------------------------------------
a minimum the board should conduct a marketing test in a publicly disclosed environment so all would-be suitors can express interest in the company. We believe the board does not have any sense as to what the company is actually worth and will never know without conducting such a process. The final outcome of these processes isn't always a sale of the company but purely from a corporate governance/best practices standpoint, it is in the best interest of shareholders to conduct such a marketing process and an important fiduciary exercise by the directors to educate itself on the company's value.

Monarch has given ample time to Radyne's management and has refrained from applying public pressure to highlight the disappointing job performance. If management is unable to lay out a strategic plan that allows investors to quantify what the current course will deliver, than it is our belief that the public market should determine the value of the Radyne businesses. If the current path is truly the most optimal and if substantial new sales are close to being realized, then it is odd that management has not purchased any of the company's shares. Additionally, in the interest of maximizing shareholder value, it is curious that the Board has not authorized a substantial share repurchase program at these depressed levels, especially as improvements are said to be imminent.

We believe the company has potential, but it will never be fully realized as an independent public company on the current course. We hope that this letter is given thoughtful consideration by management and the Board as we will not continue to sit idle as shareholder value is destroyed.


Sincerely,

/s/ Sohail Malad

Sohail Malad
Managing Partner, Monarch Activist Partners


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                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of January 24, 2008


                                      CHADWICK CAPITAL MANAGEMENT LLC


                                      By: /s/ Sohail Malad
                                          ------------------------------------
                                          Sohail Malad, Manager



                                      MONARCH ACTIVIST PARTNERS LP

                                      By: Chadwick Capital Management LLC,
                                          its General Partner


                                      By: /s/ Sohail Malad
                                          ------------------------------------
                                          Sohail Malad, Manager




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